May 2, 2008

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comtech Telecommunications Corp.
Form 10-K for fiscal year ended July 31, 2007
Filed September 19, 2007
File No. 0-07928

Dear Ms. Anderson:

On behalf of our client, Comtech Telecommunications Corp. (the “Company”), I am responding to your letter dated April 3, 2008 to Mr. Fred Kornberg (the “Comment Letter”). To facilitate your review, I have repeated your original comments in the Comment Letter as set forth below in bold type and have listed the Company’s corresponding response below it in ordinary type.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

1.

In the future, please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs rather than vaguely referring to “the foreseeable future.” We consider “long term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960. You should also revise to quantify and distinguish between your material short-term and long-term liquidity requirements, to the extent practicable.

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

Response:

The Company will, in future filings, provide a more detailed discussion of its ability to meet both short-term and long-term liquidity needs. In addition, in future filings, and to the extent practicable, it will quantify and distinguish between its material short-term and long-term liquidity requirements.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Compensation Discussion and Analysis, page 10

2.

We note your disclosure on pages 15 and 22 that annual incentives for Messrs. Burt and McCollum were payable upon the attainment of “pre-set performance goals,” including operating profit, free cash flows, new orders and personal goals. Please disclose the specific performance goals in future filings. To the extent you believe that disclosure of the objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Also clarify how the ECC determined Messrs. Burt and McCollum’s actual performance achievement rates under the pre-set terms of the performance goals.

Response:

We are dividing our response into two sections: (A) the Company’s conclusion that disclosure of the objectives or targets is not required because it would result in competitive harm and the information is not material and (B) the Company’s response to how the Executive Compensation Committee (“ECC”) determined Messrs. Burt and McCollum’s actual performance achievement rates under the pre-set terms of the performance goals.

A. Disclosure of the Objectives Is Not Required Because It Would Result in Competitive Harm and the Information is Not Material

For the reasons set forth below, the Company believes that the public disclosure of any of the specific pre-set performance objectives or targets (both for prior periods and future periods) relating to operating profit, free cash flows, new orders and personal goals for the operations under each executive’s supervision (the “Confidential Performance Targets”) is not required because the information is confidential and disclosure would result in substantial harm to the Company’s competitive position. Accordingly, on behalf of the Company, we request that the Commission grant confidential treatment to the Confidential Performance Targets.

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

The Company also believes that disclosure of each individual pre-set performance objective or target is not material to an understanding of the annual bonus plan or actual annual bonus payouts for Messrs. Burt and McCollum. In particular, as discussed in more detail below, due to the weighting of each individual performance goal, each individual goal in and of itself is not material to an understanding of the Company’s non-equity incentive compensation and should not be required to be disclosed in any case.

Background Information

Mr. Burt is responsible for the day-to-day oversight of the Company’s subsidiaries that sell telecommunications transmission products known as over-the-horizon microwave products and Mr. McCollum is responsible for the day-to-day oversight of the Company’s subsidiaries that sell telecommunications transmission products known as satellite earth station products. The aggregated financial results for these product lines are reported in the Company’s telecommunications transmission segment in its SEC filings. The specific pre-set performance goals for Messrs. Burt and McCollum were not based on company-wide reported results. The eligible bonus that Messrs. Burt and McCollum could earn was based on a percentage of their relevant subsidiary’s or subsidiaries’ pre-tax profits for each of their respective product lines and their composite performance on pre-defined performance targets. Notwithstanding these pre-set performance goals, as the Company disclosed in its proxy, the ECC can use its discretion to reduce the level of annual incentive payouts to any amount lower than the calculated amount, based on actual performance.

The actual fiscal 2007 performance measures and related weightings for Messrs. Burt and McCollum are as set forth in the table below:

	Fiscal 2007 Performance Measures[1]
	Operating Profit	New Orders	Free Cash Flow	Personal Goals	Total
Richard L. Burt	25%	25%	25%	25%	100%
Robert L. McCollum	25%	25%	25%	25%	100%

Although the Company did not disclose the above table in the Company’s Definitive Proxy Statement on Form 14A filed November 1, 2007 (the “2007 Proxy Statement”), a similar table

_________________________

1  The percentages in this table represent the percentage of the total cash bonus goal related to each specific pre-set performance measure. Except for personal goals, the percentage for each performance measure can be decreased or increased proportionally as a function of the achievement of each goal, ranging from a minimum of 70% achievement up to a maximum of 150% achievement. Since personal goals can only be achieved at a maximum payout of 25%, the aggregate maximum bonus that can be paid to any individual is equal to 137.5% of their respective annual bonus target rate. Achievement of less than 70% of any performance measure goal results in no credit for that respective performance measure.

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

was disclosed in Item 1.01 “Entry into a Material Definitive Agreement” in the Company’s Form 8-K, dated October 9, 2006 and filed with the SEC on October 12, 2006. In that Form 8-K filing, the Company indicated that it was not disclosing the specific pre-set performance goals (e.g., New Orders of $X) because the Company believed these amounts are confidential business information, the disclosure of which could have an adverse effect on the Company. Personal goals include confidential specific operational goals including product development, marketing to targeted customers, staffing improvements and other goals that are consistent with the Company’s overall short-term and long-term confidential business.

Enhanced Disclosure To Be Provided by the Company

As applicable, the Company intends to include the above table (and related information contained in the footnote) in its future proxy statement, to help enhance the reader’s understanding of Messrs. Burt’s and McCollum’s bonus arrangement. The Company will also disclose, in general terms, the nature of the principal personal goals (i.e., that they relate to product development, marketing to targeted customers, and operational and staffing improvements).

The Company recognizes that by omitting the specific performance targets in its filings, it is required to discuss in more detail how difficult it will be for each executive or how likely it will be for the executive or the business unit to achieve the undisclosed target level, factor or criteria. I note that on page 22 of the 2007 Proxy Statement, the Company disclosed that although the maximum achievement level could have been as high as 137.5% of target bonus, only 91.45% and 74.01% was achieved respectively for Mr. McCollum and Mr. Burt. As disclosed in the Company’s proxy on Page 22, the percentage for Mr. Burt was not impacted by the use of the ECC’s discretion to reduce the amount payable; however, the ECC made a downward discretionary adjustment to Mr. McCollum’s award so that amounts not paid to him could be reallocated to other employees’ fiscal 2007 bonuses.

In future filings, the Company will enhance its disclosures relating to the ECC’s view of the difficulty of achieving the pre-determined goals by making a specific statement of the ECC’s view.

Legal Analysis and Detailed Explanation of Reasons For Confidential Treatment

Section 552(b)(4) of the Freedom of Information Act (“FOIA”) protects persons from the competitive disadvantages which would result from publication of confidential financial or commercial data. See National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 768 (D.C. Cir. 1974) (“National Parks I”). In National Parks I the court stated that:

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

commercial or financial matter is “confidential” for purposes of the 5 U.S.C. § 552(b)(4) exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained. Id. at 770.

In Burke Energy Corporation v. Department of Energy, 583 F. Supp. 507, 511 (Dist. Kan. 1984), the court stated that the types of information that the courts have held to be within the Section 552(b)(4) exemption include: sales and profit data, breakdown of sales, market share data, and business statistics including total net sales. Courts have upheld the redaction and confidential treatment of financial information where disclosure of such information “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly advantage competitors in future business negotiations.” People for the Ethical Treatment of Animals v. United States Department of Agriculture, No. 03-C195SBC, 2005 U.S. Dist. LEXIS 10586, at *14 (Dist. D.C. 2005), citing National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 684 (D.C. Cir. 1976) (“National Parks II”). In National Parks II the court held that, with the disclosure of detailed and comprehensive financial records, “the likelihood of substantial harm to . . . competitive positions to be virtually axiomatic.” 547 F.2d at 684.

For the reasons described below, the Company’s request for confidential treatment is consistent with the forgoing authority. The Company seeks confidential treatment for information which is financial and commercial and, as set forth in the second prong of the National Parks I test, disclosure of the information would cause substantial harm to the competitive position of the Company.

The Confidential Performance Target information is the type of information that is specific to particular product lines of the Company and is not the type of information released to the public by the Company. As mentioned above, Messrs. Burt and McCollum are primarily responsible for managing the Company’s over-the-horizon microwave equipment and satellite earth station product lines, respectively. Their goals are not based on the Company’s consolidated and reported financial results. All of their specific goals are based on measures of operating profit, free cash flows, new orders and personal goals, relevant to the specific individual telecommunications transmission product lines that Messrs. Burt and McCollum are responsible for and manage on behalf of the Company. Individual product line performance (e.g. satellite earth station products or over-the-horizon microwave products) currently is not discernible from the Company’s published financial information and is not required to be disclosed pursuant to any GAAP or other SEC rule. The individual product lines are included, in the aggregate, in the telecommunications transmission segment financial results reported in the Company’s SEC filings.

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

Release of the Confidential Performance Targets would cause substantial competitive harm by jeopardizing the Company’s ability to effectively compete with the Company’s current and potential competitors by providing information with respect to the Company’s specific product line strategy within the narrow over-the-horizon microwave equipment market and satellite earth station products market. The following are some examples of how competitors would benefit from release of the Confidential Performance Targets (both for prior periods and for future periods):

- Release of the Confidential Performance Targets would provide competitors with information that could be utilized to estimate current and future pricing and contract terms for each business unit’s products and each business unit’s operating margins. For example, the Company’s over-the-horizon microwave products are sold to an extremely limited number of customers and there is very limited information published by third parties relating to pricing and contract opportunities. The majority of the Company’s operating profits, new orders and free cash flow in the over-the-horizon microwave product line were derived from a limited number of large multi-year contracts. Had the Company disclosed this specific Confidential Performance Target information, competitors would be able to determine the specific operating profit for specific product lines as well as how the Company structured its contracts with customers. The release of information would harm the Company’s competitive position by enabling competitors to use this information in pricing their own products and structuring their own contracts to solicit the Company’s customers with more attractive bids.

- Release of the Confidential Performance Targets would identify increasing or decreasing profit or revenue trends for each product line (which could include comparing a business unit’s past performance and predicted future performance) which would allow competitors to determine the operating profit, free cash flow and new orders from specific products lines and reveal certain sales strategies employed by the Company. For example, the disclosure of the over-the-horizon microwave product performance goals will allow industry observers and competitors to decipher the exact results of the Company’s satellite earth station product line. In addition, in any particular year, the Company may choose to allow customers extended payment schedules (adversely impacting free cash flows) to increase the presence of the Company’s products and share of new orders (positively impacting new orders). This type of specific product line information would enable the Company’s competitors to determine year to year changes in the Company’s strategy allowing them to focus on increasing market share with respect to a particular product or decrease their efforts with respect to a particular product (potentially enabling them to focus on different competitive products) and to counter the Company’s sales strategies in an effort to penetrate our customer base.

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

- Release of the Confidential Performance Targets could provide competitors with specific information concerning the Company’s efforts to compete against a particular competitor. As mentioned above, the personal performance goals used for each executive relate specifically to the operations under each executive’s supervision. For example, in fiscal 2007 personal performance goals included targets related to increasing business from specific types of customers, achieving modifications to certain products and filling specific management positions. Disclosure of the specific details of this type of information could, for example, reveal the Company’s plans to: (i) develop a product to compete with a particular competitor, (ii) increase or decrease marketing of specific products or (iii) attempt to hire away a particular competitor’s employee.

- Release of the Confidential Performance Targets would provide competitors with specific detail as to how the Company strives to motivate and compensate our valuable executives. If competitors had access to this information, they would have a better understanding of each executive’s strengths and abilities and his role in the day-to-day operation of the particular business unit. Our competitors could use this information to more easily design a competing compensation package in an attempt to lure our valuable executives away from the Company. This effect is particularly acute later in a year, when the anticipated payout level for the current year's annual incentive is a primary consideration in a competitor's structuring of a new offer of employment.

It should also be noted that the Company’s competitors (e.g., private, foreign owned or in some cases public), who do not tie their bonus programs to attaining specific product-line objectives but instead provide bonuses based upon purely subjective evaluations, would have an unfair advantage in that these companies would not be disclosing their internal areas of strength or weakness.

In addition, the Company also believes that the disclosure of the Company’s specific internal product line based pre-set performance goals may be misleading to stockholders and others and could be interpreted as the Company providing guidance to the street about its financial expectations, which places additional burdens on the Company and may have unfavorable and unintended consequences. The Company’s current practice has been to update its guidance on a quarterly basis and limit such guidance to company-wide annual sales and earnings per share goals. In some cases, the Company may also provide guidance and/or bookings information for a particular business segment. The ECC’s targets for Messrs. Burt and McCollum may or may not coincide with the Company’s actual or expected performance and resulting guidance. Currently, investors and others do not have access to all the information related to the development of these specific internal product line targets and performance objectives and disclosure of this information may lead investors and others to make various assumptions about the Company’s business that may not be accurate and could lead to confusion regarding the actual expected

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

results. Moreover, if the performance targets are in the public domain prior to completion of the performance period and there is a failure to achieve them it is more likely that the Company’s stock price will be more volatile and this increased volatility could, in turn, adversely affect the Company’s ability to compete for talent and could involve the Company in costly litigation or other disputes.

In summary, disclosure of the Confidential Performance Targets would cause substantial harm to the Company’s competitive position, hindering management’s ability to maximize stockholder value. Therefore, we respectfully request that the Commission grant confidential treatment to the Confidential Performance Targets.

Disclosure of the Objectives is not Not Required Because the Information is Not Material

In addition to qualifying as confidential business information, the disclosure of the individual specific preset performance goals and the actual related results is not material. None of the performance measures for Messrs. Burt and McCollum were based on aggregate corporate-level performance. Rather, they are based on their individual respective product-line performance. Because the respective bonus arrangement for Messrs. Burt and McCollum is based on the respective profit before taxes for their respective product lines, and their respective achievement of personal goals (which are capped at a maximum payout of 25%) and the fact that each individual quantifiable goal has a minimum (i.e., 70%) and a maximum payment level (i.e., 150%), there are literally hundreds of combinations of actual results that could produce a similar bonus payout. By virtue of the sheer number of possible combinations that could result, none of the performance targets individually is material to an understanding of Messrs. Burt and McCollum’s bonus arrangements. The knowledge of each target or the actual achievement is not material; rather, the “total” composite award is meaningful to show the degree of difficulty of achieving a target level of incentive compensation payout. As discussed below, the Company disclosed this composite award for each individual.

Materiality in this context means material to an investor's understanding of the compensation of two of the named executive officers other than the CEO and CFO. In the Company's view, disclosure of the business criteria used to measure performance, its relative weighting, the target level of the overall award, the ECC's assessment of the degree of difficulty of achieving that award, and the aggregate actual results achieved provide the information material to an investor's understanding of these awards. Where performance goals are based on specific operating results and performance measures that are not reported in the Company's financial statements or other disclosures, an investor has no context by which to judge the degree of difficulty of the performance objectives or the results achieved, making such information not material.

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

Accordingly, disclosure of the Confidential Performance Targets is not required because such information is not material to an investors understanding of the compensation of Messrs. Burt and McCollum.

B. Determination of Actual Performance Achievement Rates

Regarding the question concerning how the ECC determined Messrs. Burt’s and McCollum’s actual performance achievement rates under the pre-set terms of the performance goals, please note the following:

• In establishing the specific quantifiable number (e.g., New Orders of $X) associated with the performance goal and the establishment of the individual personal goals, the ECC relied on information presented to and discussed with them by the CEO, the CFO and the COO. The discussions included an overview of the Company’s highly confidential business strategies and business plans for each of their respective product lines. In establishing specific goals, the ECC considers prior year’s achievements, known opportunities and business planning for the year.

• At the time of establishment, definitions of the performance goals (as necessary and applicable) are clarified and agreed to. For example, free cash flow was defined as net cash provided by (or used in) operating activities as calculated via the indirect method (or reconciliation method) as prescribed in Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows” for their relevant subsidiaries, negatively adjusted for any capital investments and intangible expenditures. In addition, free cash flow excludes any period-to-period changes in intercompany receivable or payable balances.

• In determining the actual performance achievement rates achieved by Messrs. Burt and McCollum under the pre-set terms of the performance goals, the ECC relies upon a financial schedule prepared by the Company’s CFO and presented to them by the CEO. In calculating any GAAP reported financial information the ECC also relied on information audited by the Company’s outside auditors. In addition, in assessing the actual achievement of the personal goals, the ECC reviewed the achievement of each specific personal goal with the Company’s CEO, who had previously discussed the achievement of the personal goal with Messrs. Burt and McCollum, as applicable.

In future filings, and as discussed above, we will enhance our disclosure as it relates to how the ECC determined the actual performance achievement rates, but without providing specific levels of achievement of the component performance goals that comprise the Confidential Performance Targets information (for the reasons discussed above).

3.	In future filings, please explain in more detail how your ECC determined the amounts of the non-equity incentive plan compensation awarded to Messrs.

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

Kornberg, Rouse and Porcelain that were not based on the executives’ employment agreements. To the extent factors cannot be stated in quantitative terms, explain how the ECC determined the extent to which objectives and parameters were achieved or otherwise assessed individual and corporate performance and any other factors in order to determine the discretionary cash awards.

Response:

For fiscal 2007, non-equity incentive compensation for Mr. Kornberg was based on a pre-determined cash-based performance award of 3.5% of pre-tax income granted under the Company’s 2000 Stock Incentive Plan (the “Stock Incentive Plan”). Fiscal 2007 non-equity incentive compensation for Mr. Rouse was based on a pre-determined cash based performance award of 1.5% of pre-tax income granted under the Stock Incentive Plan. The annual non-equity incentive award for each executive was reduced by the non-discretionary annual incentive payment payable under his respective employment contract and the ECC retained negative discretion to reduce the annual incentive compensation earned by each executive. The fiscal 2008 non-equity incentive compensation awards for Messrs. Kornberg and Rouse granted under the Stock Incentive Plan are also based on pre-determined cash-based performance awards equal to a percentage of pre-tax income and with respect to Mr. Kornberg the ECC has once again retained negative discretion to reduce each annual incentive award based on performance considerations.

As discussed on page 14 of the Company’s 2007 Proxy Statement, the ECC elected not to reduce Mr. Kornberg’s annual incentive compensation award and the ECC reduced Mr. Rouse’s award at the request of Mr. Rouse. Although the discussion on pages 14 and 15 of the 2007 Proxy Statement states that the ECC considered, among other things, record net sales, record diluted earnings per share, product development and research and development and management of the Company’s corporate growth in deciding whether to exercise its discretion to reduce the annual incentive compensation for Messrs. Kornberg and Rouse, in future filings the Company will explain in more detail the ECC’s decision to either exercise or not exercise its negative discretion.

As discussed on page 15 of our proxy statement, the non-equity incentive compensation for Mr. Porcelain for fiscal 2007 was based on non quantitative terms but included performance criteria such as: (i) developing the finance department to keep pace with the Company’s rapid growth; (ii) meeting other challenges resulting from such growth; and (iii) dealing effectively with the rapidly changing accounting and corporate governance requirements. The ECC has discretion in determining the ultimate amount of Mr. Porcelain’s non-equity incentive compensation. We note that the ECC took into account the positive assessment of Mr. Porcelain’s performance by Messrs. Kornberg and Rouse, its own positive assessment of Mr. Porcelain’s performance and

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

the development of the finance department to keep pace with the Company’s growth in determining Mr. Porcelain’s non-equity incentive award.

In future filings, the Company will explain in more detail the ECC’s decision in determining Mr. Porcelain’s non-equity incentive compensation.

Determination of Compensation Amounts for NEOs, page 12

4.

We note your statement on page 12 that you do not benchmark executive compensation to market levels, but it is not clear how your compensation committee has “considered compensation information relating to competitive companies in order to gauge the market for executive talent in which you compete” without benchmarking your compensation levels against such companies. In future filings, please provide additional disclosure to clarify these statements.

Response:

Although the members of the ECC are generally familiar with the public information available with regard to compensation of named executive officers of certain of the Company’s competitors, the ECC does not currently benchmark executive compensation to market levels and has not obtained formal benchmarking studies in several years. The statement referenced in the comment above was included in the 2007 Proxy Statement to indicate that in making decisions regarding the Company’s executive officer compensation, the ECC members draw upon their general knowledge and understanding of what executive officers of other companies are earning. The elements of those pay packages and general industry trends are derived, in each case, from publicly available information such as other public company SEC filings. In future filings, the Company will clarify and provide more detail, as applicable, with respect to how the ECC determines the total compensation opportunity for named executive officers and, if material, how the ECC uses compensation information from other companies.

Grants of Plan-Based Awards for Fiscal 2007, page 19

5.

We note the range in amounts of options awarded to your named executive officers during fiscal 2007 from 15,000 to 120,000. In future filings, explain how differing amounts of options were determined for each of your named executive officers. Elaborate on how the ECC used its “discretion, on a subjective basis” (page 15) in determining the level of grants of stock options.

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

Response:

In future filings the Company will elaborate on how the ECC uses its discretion in determining the level of grants of equity awards for named executive officers.

*	*	*

      All notices and orders issued in connection with this application should be directed to the undersigned at Proskauer Rose LLP, 1585 Broadway, New York, New York 10036.

The Company understands and acknowledges that in response to your comments:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

        If you have any questions or comments on the enclosed, please contact the undersigned.

PROSKAUER ROSE LLP

Michele Anderson

Legal Branch Chief

United States Securities and Exchange Commission

May 2, 2008

Sincerely,

/s/	Ira G. Bogner

Ira G. Bogner

cc:	Michael D. Porcelain
Senior Vice President and Chief Financial Officer

The Executive Compensation Committee of Comtech
Telecommunications Corp.

Robert Cantone, Esq.
Proskauer Rose LLP

Richard Catalano, Partner
KPMG LLP